EXHIBIT 99.2

Results for the Quarter ended June 2004 under Consolidated Indian GAAP
Wipro records 73% growth in Profit After Tax
Global IT business Revenue at $300 million; Sequential Operating Margin expansion by 3.4%

Bangalore, July 23, 2004 – Wipro Limited today announced its audited results approved by the Board of Directors for the quarter ended June 2004.

Highlights:
Results for the Quarter ended June 30, 2004

•	Revenue for the quarter was Rs. 17.69 billion, an increase of 48% year on year. Profit Before Interest & Tax (PBIT) grew by 78% year on year to Rs. 3.92 billion

•	Profit After Tax grew by 73% year on year to Rs. 3.57 billion

•	Global IT Services & Products Revenue increased 45% year on year, at Rs. 13.44 billion

•	Global IT Services & Products PBIT was Rs. 3.62 billion, contributed by volume growth and productivity improvements

•	Global IT Services & Products Operating Margin was 27%, an increase of 3.4% over the quarter ended March 31, 2004

•	Global IT Services & Products added 35 new clients in the quarter (including 3 in IT Enabled services business) .

Outlook for the Quarter ending September 30, 2004

Azim Premji, Chairman of Wipro commenting on the results said “Team Wipro delivered yet another quarter of solid performance. As the IT spending environment stabilizes, customers are increasingly demanding integrated services backed by high-quality service delivery. Our early identification of this trend and proactive investments have resulted in record Revenues for us. We shall continue to proactively invest for the future, even as we focus to leverage increasing value from investments made in the past in all our businesses.

Looking ahead, for the quarter ending September 2004, we expect our Revenue from our Global IT Services business to be approximately $318 million.”

Vivek Paul, Vice Chairman, said “Our Global IT Services business continued to deliver consistent business results. Sequential growth of 8.4% in Revenues and expansion in Operating Margin for the fourth consecutive quarter were primarily the result of sustained volume growth and an improving pricing environment. Growth continued to be broad based – across domains, service lines and geographies, with Revenues from our European clients recording a 20% sequential growth. With these strong first quarter results, we are confident that we will continue to outperform the industry”

Suresh Senapaty, Corporate Executive Vice President - Finance said, “Improvement in Operating Margin in our Global IT Services business was driven by better price realization in Offshore as well as Onsite projects, an increase in the proportion of Revenues from Offshore projects, an increase in IP sales and continued operational improvements.”

Wipro Limited

Revenues for the quarter ended June 30, 2004, were Rs. 17.69 billion, representing a 48% increase over the previous year. Profit after Tax was Rs. 3.57 billion, representing an increase of 73% over Profit after Tax for quarter-ended June 30, 2003.

Global IT Services and Products

Global IT Services & Products grew its Revenue by 45% over Revenue for corresponding quarter last year to Rs. 13.44 billion and PBIT increased by 89% to Rs. 3.62 billion. Operating Income to Revenue at 27% increased by 3.4% sequentially and by 6.3% year on year. R&D Services contributed 33% of the Revenue of Global IT Services. Enterprise Business contributed 57% of Revenues with the balance 10% being contributed by IT Enabled services.

We had 31,517 employees as of June 30, 2004, which includes 20,768 employees in the IT Services business and 10,749 employees in the IT Enabled services business. This represents a net addition of 3,015 employees comprising the addition of 1,566 people in the IT Services business and 1,449 people in the IT Enabled services business.

During the quarter, we added new 35 customers comprising 13 customers in R&D Services, 19 customers in Enterprise Services and 3 new customers in the IT Enabled services business.

Global IT Services and Products accounted for 76% of the Revenue and 92% of the PBIT for the quarter ended June 30, 2004.

Wipro Infotech – Our India, Middle East & Asia Pacific IT Services & Products business

For the quarter ended June 30, 2004, Wipro Infotech recorded Revenues of Rs. 2.70 billion representing an increase of 68% over the same period last year. Profit before Interest and Tax grew by 48% to Rs. 135 million. Services business contributed to 35% of total Revenue during the quarter. Services revenues grew by 60% compared to the previous year, fuelled by growth in Infrastructure Management Services, System Integration, Software Solutions and Consulting.

We won 20 Facilities Management contracts, 17 Systems Integration Contracts, 7 Software projects and 12 consulting contracts during the quarter across India, APAC and Middle East.

Wipro Infotech accounted for 15% of Revenue and 3% of the PBIT for the quarter ended June 30, 2004.

Wipro Consumer Care & Lighting

Wipro Consumer Care and Lighting business recorded Revenue of Rs. 1.05 billion with PBIT of Rs. 153 million contributing 6% of total Revenue and 4% of the Profit before Interest and Taxes for the quarter. PBIT to Revenue was 15% for the quarter.

Wipro Limited

For the quarter ended June 30, 2004 , the annualized Return on Capital Employed in Global IT Services was 66%, Wipro Infotech was 25%, Consumer Care and Lighting was 89%. At the Company level, the Return on Capital Employed was 39%, lower due to inclusion of cash and cash equivalents of Rs. 16.28 billion in Capital Employed (39% of Capital Employed).

For Wipro Limited, Profit after Tax from continuing operations computed in accordance with US GAAP for the quarter ended June 30, 2004 was Rs. 3.25 billion, an increase of 83% over the profits for the corresponding quarter ended June 30, 2003. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, amortization of intangible assets and accounting for forward contracts.

Global IT Services & Products segment Revenues were Rs. 13.19 billion for the quarter ended June 30, 2004 under US GAAP. The difference of Rs. 242 million ($5 million) is attributable to difference accounting in standards for forward contracts under Indian GAAP and US GAAP.

Quarterly Conference call

Wipro will hold conference calls today at 1:30 PM Indian Standard Time (4:00 AM Eastern Time) and at 6:45 PM Indian Standard Time (9:15 AM Eastern) to discuss the company’s performance for the quarter and answer questions sent to the email ID: lakshminarayana.lan@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

About Wipro Limited

We are the first P CMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT Solutions and Services, including Systems Integration, Information Systems Outsourcing, Package Implementation, Software Application Development and Maintenance, and Research Development services to corporations globally.

In the Indian market, we are a leader in providing IT Solutions and Services for the corporate segment in India offering System Integration, Network Integration, Software Solutions and IT services. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange, among others. For more information, please visit our websites at www.wiprocorporate.com, www.wipro.com and www.wipro.co.in

US GAAP financials

Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

K R Lakshminarayana	Sandhya Ranjit
Corporate Treasurer	Manager-Corporate Communications
Phone: +91-80-2844-0079	+91-80-2844-0056
Fax: +91-80-2844-0051	+91-80-2844-0350
lakshminarayana.lan@wipro.com	sandhya.ranjit@wipro.com

Forward looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

# Tables to follow

WIPRO LIMITED

AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER ENDED JUNE 30, 2004

	Rs. in Million
	Three months ended June 30,			Year ended
Particulars	2004	2003	Growth %	March 31, 2004
Segment Revenue
Global IT Services and Products	13,436	9,255	45%	43,575
India & AsiaPac IT Services and Products	2,697	1,602	68%	9,762
Consumer Care and Lighting	1,047	798	31%	3,649
Others	510	334	53%	1,826

TOTAL	17,690	11,989	48%	58,812

Profit before Interest and Tax (PBIT)
Global IT Services and Products	3,622	1,920	89%	9,539
India & AsiaPac IT Services and Products	135	91	48%	792
Consumer Care and Lighting	153	137	12%	551
Others	8	56	-86%	277

TOTAL	3,918	2,204	78%	11,159

Interest and Other Income	254	146		873

Profit Before Tax	4,172	2,350	78%	12,032

Income Tax expense	(611)	(232)		(1,681)

Profit before equity in earnings (losses) of Affiliates and minority interest	3,561	2,118	68%	10,351
Equity in earnings of affiliates	30	(54)		23
Minority interest	(22)	(3)		(59)

PROFIT AFTER TAX	3,569	2,061	73%	10,315

Operating Margin
Global IT Services and Products	27%	21%		22%
India & AsiaPac IT Services and Products	5%	6%		8%
Consumer Care and Lighting	15%	17%		15%

TOTAL	22%	18%		19%

CAPITAL EMPLOYED *
Global IT Services and Products	21,922	19,359		21,732
India & AsiaPac IT Services and Products	2,339	1,457		1,941
Consumer Care and Lighting	774	582		596
Others	16,741	15,703		14,498

TOTAL	41,776	37,101		38,767

CAPITAL EMPLOYED COMPOSITION
Global IT Services and Products	52%	52%		56%
India & AsiaPac IT Services and Products	6%	4%		5%
Consumer Care and Lighting	2%	2%		2%
Others	40%	42%		37%

TOTAL	100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
Global IT Services and Products	66%	41%		47%
India & AsiaPac IT Services and Products	25%	29%		53%
Consumer Care and Lighting	89%	86%		86%

TOTAL	39%	24%		30%

*	This includes cash and cash equivalents of Rs. 16,275 (2004: Rs. 21,760 & 2003: Rs. 15,212)

Note to segment report:

1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2.	The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

Geography	June 30, 2004%		June 30, 2003%
India	4,012	22%	2,244	19%
USA	9,295	53%	6,508	54%
Rest of the World	4,383	25%	3,237	27%

Total	17,690	100%	11,989	100%

3.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4.	As of June 30, 2004, forward contracts to the extent of USD 227 Mn have been assigned to the foreign currency assets in the balance sheet. These assets are valued at the forward contract rate, adjusted for premium / discount in respect of the expired period

The Company has designated forward contracts as hedge of highly probable forecasted transactions. The gain or loss on these forward contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on roll over / cancellation on such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur.

The Company has also entered into option contracts. These option contracts have not been designated as hedge and consequently, they are marked to market at each balance sheet date and the gains / loss is recognized in the profit and loss account of the respective period.

As at the balance sheet date, the Company had forward contracts to sell of USD 998 Mn in respect of forecasted transactions. The effect of marking to market of the said forward contracts and effect on intermediary roll over of the forward contracts is unfavorable exchange difference of Rs. 2,076 Mn, the final impact of which will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

Had the Company continued to apply the earlier accounting policy, the profit for the period would have been lower by Rs. 355 Mn approximately.

5.a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

5.b)	The company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”

5.c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.